(As filed with the Securities and Exchange Commission on October 7, 2005)

                                                               File No. 70-10122

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS AMC

                         Post-Effective Amendment No. 3
                                (Amendment No. 5)

                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                                FIRSTENERGY CORP.
                      MYR GROUP, INC. AND ITS SUBSIDIARIES
                              76 South Main Street
                                Akron, Ohio 44308

                    (Names of companies filing this statement
                   and address of principal executive office)

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                                FIRSTENERGY CORP.

          (Name of top registered holding company parent of applicant)

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     Leila L. Vespoli,                             Douglas E. Davidson, Esq.
     Senior Vice President and General Counsel     Thelen Reid & Priest LLP
     FirstEnergy Corp.                             875 Third Avenue
     76 South Main Street                          New York, New York 10022
     Akron, Ohio 44308

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                   (Names and addresses of agents for service)

     Post-Effective Amendment in this proceeding, filed on August 19, 2004, is hereby amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         -----------------------------------

     A. Background. By order dated October 29, 2001 in File No. 70-9793 (Holding Co. Act Release No. 27459), as supplemented by supplemental orders dated November 8, 2001 (Holding Co. Act Release No. 27463) and December 23, 2002 (Holding Co. Act Release No. 27628) (as so supplemented, the "Merger Order"), the Commission approved the merger between FirstEnergy Corp. ("FirstEnergy"), an Ohio corporation, and GPU, Inc. ("GPU"), a Pennsylvania corporation. The merger became effective on November 7, 2001, with FirstEnergy as the surviving entity. As a result of the merger, FirstEnergy, which is now a registered holding company, directly or indirectly owns all of the outstanding common stock of ten electric utility subsidiaries: Ohio Edison Company, The Cleveland Electric Illuminating Company, The Toledo Edison Company, American Transmission Systems, Incorporated, Jersey Central Power & Light Company, Pennsylvania Electric Company, Metropolitan Edison Company, Pennsylvania Power Company, York Haven Power Company, and The Waverly Electric Power & Light Company, which together provide service to approximately 4.3 million retail and wholesale electric customers in a 36,100 square-mile area in Ohio, New Jersey, New York and Pennsylvania.

     MYR Group, Inc. ("MYR"), which was acquired by GPU in 2000,/1/ is now a direct wholly-owned non-utility subsidiary of FirstEnergy. MYR is a holding company whose subsidiaries provide utility transmission and distribution, infrastructure, and related commercial and industrial electrical (and some mechanical) contracting services to utilities, industrial, mining, institutional and governmental entities on a nationwide basis. MYR's transmission and distribution services, which accounted for approximately 61% of MYR's 2004 gross revenues, include the construction and maintenance of transmission and distribution power lines, poles, towers and substations for utility, industrial, institutional and governmental facilities. MYR also performs storm and other emergency restoration services for utility networks. MYR's infrastructure services also include installation and servicing of telecommunications and traffic signalization equipment, which together accounted for about 4% of MYR's 2004 gross revenues. MYR also provides electric construction and maintenance services to the commercial and industrial marketplace, often referred to as "inside" electrical construction, which accounted for about 35% of MYR's 2004 gross revenues.

     In the Merger Order, the Commission authorized certain non-utility subsidiaries of FirstEnergy, referred to as "Energy Related Companies," to sell goods and services to customers not only within the United States as permitted by Rule 58 but also outside the United States./2/ Specifically, the Commission authorized Energy Related Companies to sell "Energy Management Services" and

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/1/  The Commission approved GPU's acquisition of MYR by order dated April 14,
2000. See GPU, Inc., et al., Holding Co. Act Release No. 27165.

/2/ Energy Related Companies are defined in the Merger Order as non-utility subsidiaries which, but for the non-U.S. nature of their business, would fall within the definition of "energy-related companies" under Rule 58.


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"Consulting Services" anywhere outside the United States,/3/ and to engage in
"Energy Marketing" in Canada and Mexico, subject to a reservation of jurisdiction with respect to Energy Marketing elsewhere outside the United States./4/

     The Commission also reserved jurisdiction under the Merger Order over FirstEnergy's request that Energy Related Companies be permitted to engage in providing "Infrastructure Services" anywhere outside the United States. The term "Infrastructure Services" is defined to include utility infrastructure services, including the services provided by MYR and its subsidiaries, such as installing and maintaining underground communications and energy networks, high voltage transmission and distribution lines, substations and towers for electric and telecommunications companies, construction and ongoing maintenance services to industrial and municipal owners of complex electric and communications infrastructures on a nationwide basis, management of large volumes of technical service and repair work for communications and energy utilities and new residential design and construction services, permitting a single point of contact for the design and construction of all utility infrastructures (including electric, gas, water, sewer, cable and telephone) and outdoor lighting.

     The Commission renewed the authorization of FirstEnergy's Energy Related Companies, subject to the same reservations of jurisdiction, by order dated June 30, 2003 in this proceeding (Holding Co. Act Release No. 27694) (the "2003 Financing Order")./5/

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/3/  "Energy Management Services" are defined as energy management services, including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including: energy and efficiency audits; meter data management, facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; general advice on programs; the design, construction, installation, testing, sales, operation and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, fuel cells, uninterruptible power systems, alarm, security, access control and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, building automation and temperature controls, installation and maintenance of refrigeration systems, building infrastructure wiring supporting voice, video, data and controls networks, environmental monitoring and control, ventilation system calibration and maintenance, piping and fire protection systems, and design, sale, engineering, installation, operation and maintenance of emergency or distributed power generation systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems.

     "Consulting Services" are defined as consulting services with respect to energy- and gas-related matters for associate and nonassociate companies, as well as for individuals. Such consulting services would include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation or centralized billing, bill disaggregation tools and bill inserts), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar related services.

/4/ "Energy Marketing" is defined as the brokering and marketing of electricity, natural gas and other energy commodities, as well as providing incidental related services, such as fuel management, storage and procurement.

/5/ The 2003 Financing Order was supplemented by order dated November 25, 2003 (Holding Co. Act Release No. 27769) to clarify the terms of the Commission's reservation of jurisdiction over guarantees and other forms of credit support provided by FirstEnergy.


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


     B. Action Requested. In this Post-Effective Amendment, FirstEnergy is requesting that the Commission issue a supplemental order releasing jurisdiction over the performance of Infrastructure Services in Canada by MYR and other Energy Related Companies and continue its reservation of jurisdiction over such activities anywhere else outside the United States. It is expected that the Infrastructure Services in Canada will consist chiefly of the transmission and distribution services currently provided by MYR to electric utility network owners.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

     FirstEnergy estimates that the additional fees, commissions and expenses incurred or to be incurred in connection with the preparation of this Post-Effective Amendment will not exceed $2,500.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

     A. General. Sections 9(a) and 10 of the Act are applicable to the proposed Infrastructure Services. As indicated in Item 1, all of the services to be provided by FirstEnergy through MYR or other subsidiaries will come within the definition of Infrastructure Services under the Merger Order.

     The Commission has not previously authorized the sale of infrastructure services as a discrete non-utility business activity outside the United States, although it has authorized other types of energy-related non-utility businesses outside the United States. For example, the Commission has authorized FirstEnergy (as well as many other registered holding companies) to engage in the sale of Energy Management Services and Consulting Services (both of which are specifically covered by Rule 58, if such business activity is conducted in the United States) anywhere outside the United States. The Commission has also authorized FirstEnergy (as well as several other registered holding companies) to engage in energy marketing activities (also explicitly covered by Rule 58, if such business activities are conducted in the United States) in Canada and Mexico, and has also authorized at least two registered electric utility holding companies to acquire or construct various types of non-utility "energy-related assets" (specifically, natural gas production properties, gas gathering, processing, transportation and storage facilities, liquid oil reserves and storage facilities, and associated assets, facilities equipment) in Canada as an incidental activity to energy marketing./6/

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/6/  See Alliant Energy Corporation, et al., Holding Co. Act Release No. 27448
(Oct. 3, 2001) (authorizing up to $800 million of investments in "energy-related assets" in the United States and Canada); and Cinergy Corp., et al., Holding Co Act Release No. 27717 (Aug. 29, 2003) (authorizing up to $1 billion of investments in "energy-related assets" in the United States, Canada and Mexico).


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


     The performance of Infrastructure Services by MYR and other Energy Related Companies in Canada will not expose the FirstEnergy system to business risks that are materially different from, or greater than, those that FirstEnergy and other registered holding companies would face in connection with providing Energy Management Services in Canada. In this regard, there is a significant degree of overlap in the specific types of services or functions covered by the definitions of Energy Management Services (see footnote 3 above) and Infrastructure Services,/7/ the principal distinction being that Energy Management Services appear to be focused on energy-utilization and other customer-side-of-the-meter equipment and systems rather than utility distribution networks. Moreover, the sale of Infrastructure Services outside the United States would be much less risky than energy marketing (the risks of which are well documented) or the investment of substantial amounts of capital in energy-related assets. In this connection, it should be noted that, prior to being acquired by GPU, MYR (or its predecessor, through various subsidiaries), has undertaken transmission and distribution system projects from time to time outside the United States, specifically in Canada and Saudi Arabia.

     MYR and other FirstEnergy Energy Related Companies will generally provide Infrastructure Services in Canada using many of the same resources, i.e., personnel, equipment and technology, that are already used in connection with performing these services in the United States. Where appropriate, MYR or other Energy Related Companies will subcontract with local vendors, suppliers and service providers to perform portions of the work. Finally, the extension of Infrastructure Services into Canada is not expected to involve any significant new capital investment by Energy Related Companies outside the United States./8/

     B. Rule 54 Analysis. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an "exempt wholesale generator" ("EWG"), or to guarantee the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied.

     FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). Under the Merger Order and the 2003 Financing Order, the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so long as FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's "consolidated retained earnings," also as defined in Rule

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/7/  For example, both Infrastructure Services and Energy Management Services involve elements of installation, design, construction, management and maintenance of customer equipment and facilities, as well as wiring and plumbing.

/8/ Under the terms of the Merger Order and the 2003 Financing Order, any new investment by FirstEnergy in Energy Related Companies is counted against the investment limit in Rule 58.


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


53(a)(1), of $1.9 billion as of June 30, 2005, would be $950 million. The Merger Order and the 2003 Financing Order also specify that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through December 31, 2005, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion (the "Modified Rule 53 Test"). Under the Merger Order and 2003 Financing Order, the Commission reserved jurisdiction over Other Investments that exceed such $1.5 billion amount.

     As of June 30, 2005, FirstEnergy's aggregate investment in EWGs and FUCOs was approximately $1 billion,/9/ an amount significantly below the $5 billion amount authorized in the Merger Order. Additionally, as of June 30, 2005, FirstEnergy's consolidated retained earnings were $1.9 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

     In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. As of June 30, 2005, FirstEnergy's consolidated capitalization consisted of 43.3% common equity, 1.1% cumulative preferred stock, 52.8% long-term debt and 2.8% notes payable. As of December 31, 2001, those ratios were as follows: 30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any impact on FirstEnergy's consolidated capitalization. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments in Avon Energy Partners Holdings ("Avon") and GPU Empresa Distribuidora Electrica Regional S.A. ("Emdersa")./10/

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/9/  This $1 billion amount represents Current Investments only. As of June 30,
2005, FirstEnergy had no GenCo Investments.

/10/ At the time of the Merger Order, FirstEnergy identified certain former GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge ($32.5 million net of tax) to reduce the carrying value of its remaining 20.1% interest. The remaining 20.1% interest in Avon was sold on January 16, 2004. Through 2002, FirstEnergy was unsuccessful in divesting GPU's former Argentina operations and made the decision to abandon its interest in Emdersa in early 2003. On April 18, 2003, FirstEnergy divested its ownership in Emdersa through the abandonment of its shares in Emdersa's parent company. FirstEnergy included in discontinued operations Emdersa's net income of $7 million and a $67 million charge for the abandonment in the second quarter of 2003. An after-tax loss of $87 million (including $109 million in currency transaction losses arising principally from U.S. dollar denominated debt) was included in discontinued operations in 2002. In December 2003, Emdersa Guaracachi S. A. ("EGSA"), GPU Power's Bolivia subsidiary, was sold to Bolivia Integrated Energy Limited. FirstEnergy included in discontinued operations a $33 million loss on the sale of EGSA in the fourth quarter of 2003 and an operating loss for the year of $2 million. On January 30, 2004, FirstEnergy sold its 28.67% interest in Termobarranquilla S. A., Empresa de Servicios Publicos ("TEBSA") for $12 million. An impairment loss of $26 million related to TEBSA was recorded in December 2003 in Other Operating Expenses on the consolidated statement of income and no gain or loss was recognized upon the sale in 2004.


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


     The domestic public utility subsidiaries of FirstEnergy are financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior secured debt. The following chart includes a breakdown of the senior, secured credit ratings for those utility subsidiaries that currently have ratings for senior, secured debt:

     --------------------------------------------------------------------------
     Subsidiary                  Standard & Poors/11/   Moody's/12/   Fitch/13/
     --------------------------------------------------------------------------
     Ohio Edison                 BBB                    Baa1          BBB+
     Cleveland Electric          BBB                    Baa2          BBB-
     Toledo Edison               BBB                    Baa2          BBB-
     Penn Power                  BBB+                   Baa1          BBB+
     Jersey Central Power        BBB+                   Baa1          BBB+
     Metropolitan Edison Co.     BBB+                   Baa1          BBB+
     Pennsylvania Electric Co.   BBB                    Baa1          BBB+
     --------------------------------------------------------------------------

     FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

ITEM 4.  REGULATORY APPROVALS.
         --------------------

     No State commission, and no Federal commission, other than this Commission has jurisdiction over the proposed transaction.

ITEM 5.  PROCEDURE.
         ---------

     FirstEnergy requests that the Commission issue a supplemental order releasing jurisdiction previously reserved under the 2003 Financing Order over the performance of Infrastructure Services in Canada and continue to reserve

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/11/ Standard & Poor's Rating Services

/12/ Moody's Investors Service, Inc.

/13/ Fitch, Inc.


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


jurisdiction over the performance of Infrastructure Services elsewhere outside the United States. It is further requested that: (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Division of Investment Management be permitted to assist in the preparation of the Commission's decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

         (a)  Exhibits:
              --------

              No additional exhibits filed herewith.

         (b)  Financial Statements:
              --------------------

              Omitted as not relevant to the proposed transaction.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

     (a) The proposed transaction does not involve a major Federal action significantly affecting the quality of the human environment.

     (b) No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.


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


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalves by the undersigned thereunto duly authorized.


                                         FIRSTENERGY CORP.


                                         By: /s/ Harvey L. Wagner
                                                 ----------------
                                                 Harvey L. Wagner
                                                 Vice President and Controller


                                         MYR GROUP, INC.


                                         By: /s/ David W. Whitehead
                                                 ------------------
                                                 David W. Whitehead
                                                 Assistant Secretary


Date: October 7, 2005


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